[Letterhead of PaeTec Corp.]

September 16, 2005

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Form 8-A of PaeTec Corp. (File No. 000-51479)

Ladies and Gentlemen:

PaeTec Corp., a Delaware corporation (the “Company”), hereby requests the withdrawal of its Form 8-A, For Registration of Certain Classes of Securities Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 (File No. 000-51479) (the “Form 8-A”), as filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2005. The Company hereby requests an order granting the withdrawal of the Form 8-A as soon as possible and, in any event, prior to the date that is 60 days after the date on which the Form 8-A was filed with the Commission.

The Company filed the Form 8-A pursuant to Section 12(g) of the Securities Exchange Act in connection with a contemplated initial public offering of common stock pursuant to a Registration Statement on Form S-1 (File No. 333-124258) (the “Form S-1”). By letter to the Commission dated as of the date hereof, the Company has requested that the Commission issue an order granting the withdrawal of the Form S-1 as soon as possible for the reasons set forth in such letter. The Company did not sell any securities pursuant to the Form S-1 and neither the Form S-1 nor the Form 8-A has been declared effective by the Commission.

Should you have any questions regarding the Form 8-A, please do not hesitate to contact Charles E. Sieving or Richard J. Parrino of Hogan & Hartson L.L.P. at (202) 637-5600.

Very truly yours,

PAETEC CORP.

By:	/s/ DANIEL J. VENUTI
Executive Vice President, General Counsel and Secretary